Exhibit 99.1

Obsidian Energy Announces Three-Year Growth Plan to Reach 50,000 boe/d in 2026

• Peace River assets drive corporate production growth to 50,000 boe/d in 2026, while maintaining

25 percent flat annual corporate decline rate

• Peace River area production growth to 24,000 boe/d in 2026 from current rate of 6,600 boe/d,

resulting in a nine percent increase in our total liquids weighting to 76 percent

• Plan generates $291 million of free cash flow from 2024 to 2026 at US$75.00/bbl WTI

• 2023 capital budget increased to $300 million with recent increase in oil prices

CALGARY, September 21, 2023 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce our three-year corporate plan, focused primarily on growth from the Peace River asset, as well as a $40 million increase to our 2023 capital program.

“Following the acquisition of the remaining working interest at our Peace River asset in late 2021, we have successfully completed several initiatives to access its value, including rebuilding and expanding our Peace River team,” said Stephen Loukas, President and CEO. “With enhanced knowledge and understanding of the area and its formations, we have unveiled a three-year plan with expected production growth reaching 50,000 boe/d in mid-2026. This increase is driven primarily by the development of our Peace River assets, which are expected to increase from 6,600 boe/d to 24,000 boe/d. The successful execution of our plan is expected to generate $291 million of cumulative free cash flow (“FCF”) over the period at a US$75.00/bbl WTI oil price and forecasted 2026 funds from operations (“FFO”) of $8.19 per share.”

Loukas continued, “We have also elected to increase our 2023 capital program by $40 million given the recent strength in oil prices to accelerate development, which will result in added production volumes in 2024. Our oil price forecast for the balance of the year increased to US$85/bbl WTI while our FCF remains unchanged in our revised guidance, which includes the 2.5 million shares repurchased and cancelled for $21.2 million as at August 31, 2023.”

2024 – 2026 GROWTH PLAN1

Our strategy for the three-year corporate growth plan is to maintain production levels in our Willesden Green and Pembina (Cardium), and Viking light oil businesses, and use the significant FCF to fund growth in our heavy oil business at Peace River until it becomes self-funding in 2026. While our plan anticipates continued development in both the Bluesky and Clearwater formations, the largest growth is expected from Bluesky production given the significant inventory adjacent to existing fields and our new Walrus development area.

In addition to increased production and cash flow, we expect significant reserve additions at Peace River as it is further developed. We are drilling 16 (16 net) development and appraisal/exploration locations in 2023 and plan to drill an additional 199 (199 net) development and appraisal/exploration locations over the three-year plan, compared to only 24 (24 net) total proved plus probable locations as currently identified in our 2022 year-end reserve report.

[1]

Information regarding our growth plan beyond 2023 is based on various factors and assumptions that are subject to change including regarding production levels, commodity prices, operating and other costs and capital expenditure levels. This information is provided for illustration purposes only and is based on budgets and plans that have not been finalized and are subject to a variety of contingencies including prior years’ results. See “Future-Oriented Financial Information” and “Forward-Looking Statements”.

Three-Year Growth Plan Highlights

•

Annualized production growth rate of 16 percent with liquids growth rate of 25 percent – We expect our production to grow steadily over the three-year period, reaching 50,000 boe/d in 2026. We plan to maintain our light oil production at approximately 26,000 boe/d while the Peace River asset grows substantially from 6,600 boe/d to 24,000 boe/d.

•	Our liquids weighting is expected to increase nine percent over the three-year plan due to the growth in Peace River (from 67 percent in 2024 to 76 percent in 2026).

•

Significant inventory remains for growth post 2026 – In total, our plan anticipates drilling 346 (318.3 net) development and appraisal/exploration wells over the three-years: 199 (199 net) wells in Peace River and 147 (119.3 net) wells in our light oil business (Willesden Green/Pembina and Viking, including non-operated wells).

•

Peace River: Based on our current internal estimates, the Company will have 869 un-risked locations in Peace River as at year-end 2023, leaving 670 (670 net) locations remaining at the end of 2026 to further exploration and exploitation of our large undeveloped land base.

•

Light oil business: Post the wells drilled in our 2023 program and three-year plan, there will be 43 percent of the proved plus probable locations remaining from the total identified in our year-end 2022 reserve report. The remaining locations do not include any potential future locations beyond the five-year future development capital horizon.

•

Stable decline rates of 25 percent – Corporate decline rates are expected to remain stable over the period. Decline rates in our light oil assets are anchored by our Pembina asset, which benefits from waterflood support, while new wells in Peace River typically exhibit lower declines compared to other horizontal wells as they are not fracture stimulated.

•

New Peace River infrastructure – To efficiently manage the three-year production growth, we expect to optimize field operations and lower future costs by adding road infrastructure, disposal wells and a central treating facility at our new Walrus field, which will minimize the requirement for well pad production tanks and reduce trucking costs.

•

Increased FFO – With year-over-year production growth and an increasing liquids weighting, we expect our FFO will grow from $440 million in 2024 to $655 million in 2026 at US$75.00/bbl WTI, representing $8.19 per share in 2026 (based on our issued and outstanding share amount of 80.0 million as at August 31, 2023).

•

Higher FCF generation – Our three-year growth plan calls for capital expenditures of $380 million, $445 million and $420 million in 2024, 2025 and 2026, respectively, which is expected to generate FCF of $53 million, $36 million and $213 million in each year.

•

As we build the Peace River asset, our FCF generation substantially increases in the third year to a level on par with our light oil business. We expect to use the excess FCF to create further shareholder value, including return of capital, additional growth and acting on acquisition opportunities.

•

Substantial flexibility and optionality – Our plan is based on an oil commodity price of US$75.00/bbl WTI and a WCS differential of US$15.00/bbl. While both WTI and WCS prices have shown volatility, current WTI prices are higher than our plan forecast, and we expect WCS prices to improve as western Canada transportation options continue to increase.

•

With full ownership of our Peace River land, we control the pace of development and can quickly respond to changes in commodity prices. Currently, our plan is essentially FCF neutral at US$70.00/bbl WTI during 2024 and 2025. As the plan is executed and our production base increases, we expect the FCF neutral price to decrease.

•	Improved Debt to FFO ratio – With production, FFO and FCF growth throughout the three-year period, our net debt to FFO ratio continues to fall to nil in 2026 at US$75.00/bbl WTI.

Three-Year Growth Plan Details

The details of our self-funding three-year plan are provided in the table below and are based on our 2023 updated guidance (provided later in this news release). Our formal 2024 guidance will be provided later this year or in early 2024.

			2024F	2025F	2026F
Peace River (heavy oil)		boe/d	8,500	15,500	24,000
WG, Pembina, Viking (light oil)		boe/d	27,500	26,500	26,000

Average production		boe/d	36,000	42,000	50,000
Capital expenditures	$	millions	380	445	420
Decommissioning expenditures	$	millions	24	23	22

Based on midpoint of above guidance
FFO	$	millions	440	515	655
FFO/share		$/share	5.50	6.44	8.19
FCF	$	millions	36	47	213
FCF/share		$/share	0.45	0.59	2.66
Net debt	$	millions	270	230	25
Net debt to FFO		times	0.6	0.4	—

(1)	Guidance and forecasts based on US$75/bbl WTI and $3.00/GJ AECO, US$3.00/bbl MSW differential, US$15.00/bbl WCS differential, FX of 1.34x CAD/USD.
(2)	Per share calculations are based on 80.0 million shares outstanding at August 31, 2023.

Sensitivity: Change due to +/- US$5.00/bbl WTI		2024F	2025F	2026F
FFO	$ million	43	58	72
Net debt to FFO	times	0.1	0.2	0.1

UPDATED 2023 GUIDANCE

Given recent improvements in WTI oil prices averaging higher than our prior guidance and considering recent new hedging (see ‘Hedging Update’ below), we have updated our 2023 guidance by increasing our WTI forecast to US$85/bbl for the balance of 2023, and our total 2023 FFO guidance by $45 million. Approximately $40 million will be used to increase our 2023 capital expenditures and accelerate our 2023 development plan, which will be primarily allocated to the drilling of an eight (8.0 net) well Viking program (production expected by the end of the year) and a four (4.0 net) well program in Pembina (production expected in the first quarter of 2024). To date, our second half development program in Peace River and our Cardium assets at Willesden Green and Pembina are proceeding with results at or ahead of our expectations. In addition, our Willesden Green debottlenecking project is on schedule for completion in early November.

In addition to the increased capital, our revised guidance also reflects a minor increase to the lower end of our production range (slightly increasing the midpoint) and an additional $3 million of share buybacks in August 2023. For the year, we repurchased and cancelled 2.5 million shares as at August 31, 2023, for proceeds of approximately $21.2 million.

			August 2023E Guidance	Revised 2023E Guidance
Production[1]		boe/d	31,500 – 32,500	31,750 – 32,500
% oil and NGLs		%	66%	66%
Capital expenditures[2]	$	millions	255 – 265	300
Decommissioning expenditures	$	millions	26 – 28	26 – 28
Net operating costs		$/boe	14.25 – 14.75	14.25 – 14.75
General & administrative		$/boe	1.60 – 1.70	1.60 – 1.70

Based on midpoint of above guidance
WTI[3]		US$/bbl	75.00	85.00
WCS differential[3]		US$/bbl	15.00	15.00
AECO[3]		$/GJ	2.50	3.00
FFO[4]	$	millions	~350	~395
FFO per basic share[4]		$/share	4.36	4.90
FCF[4]	$	millions	~65	~65
Net debt[5]	$	millions	~290	~290
Net debt to FFO[5]		Times	0.8	0.7

(1)

Approximate mid-point of August 2023E guidance range: 12,400 bbl/d light oil, 6,100 bbl/d heavy oil, 2,500 bbl/d NGLs and 65.3 mmcf/d natural gas with a minimal amount of forecasted production associated with exploratory capital expenditures. Approximate mid-point of Revised 2023E guidance range: 12,700 bbl/d light oil, 5,800 bbl/d heavy oil, 2,600 bbl/d NGLs and 66.2 mmcf/d natural gas with a minimal amount of forecasted production associated with exploratory capital expenditures.

(2)	Capital expenditures include approximately $25 million for exploration/appraisal well activity with minimal impact on forecasted production volumes.
(3)

Pricing assumptions of August 2023E guidance were forecasted for August 1, 2023, to December 31, 2023. Full year pricing assumptions, including actuals realized to that date, resulted in WTI US$74.90/bbl, AECO $2.91/mcf, WCS differentials of US$17.15/bbl and FX of 1.32x CAD/USD.

Pricing assumptions of Revised 2023 guidance are forecasted for October 1, 2023, to December 31, 2023. Full year pricing assumptions, including actuals realized thus far, result in WTI US$79.18/bbl, AECO $2.66/mcf, WCS differentials of US$16.87/bbl and FX of 1.34x CAD/USD.

(4)

August 2023E guidance FFO and FCF included risk management (hedging) adjustments up to August 1, 2023, and included approximately $6 million of estimated charges for full year 2023 related to the deferred share units, performance share units and non-treasury incentive plan cash compensation amounts which are based on a share price of $9.00 per share. FFO per share was based on 80.3 million shares outstanding as of August 1, 2023.

Revised 2023E guidance FFO and FCF include risk management (hedging) adjustments up to September 18, 2023, and includes approximately $5 million of estimated charges for full year 2023 related to the deferred share units, performance share units and non-treasury incentive plan cash compensation amounts which are based on a share price of $10.00 per share. FFO per share was based on 81.2 million shares outstanding, which is the total average issued and outstanding shares for 2023, as calculated with actual shares from January 1 to August 31, 2023, and 80.0 million shares for September 1 to December 31, 2023.

(5)

August 2023E guidance net debt figures estimated as at December 31, 2023, and included the impact of approximately $18.2 million of share purchases under the NCIB to August 1, 2023. Revised 2023E guidance net debt figures estimated as at December 31, 2023, and includes the impact of approximately $21.2 million of share purchases under the NCIB to August 31, 2023.

Guidance Sensitivity Table1

	Range	Change in 2023 FFO ($ millions)
WTI (US$/bbl)	+/-$1.00/bbl	~1.9
MSW light oil differential (US$/bbl)	+/-$1.00/bbl	~1.3
WCS heavy oil differential (US$/bbl)	+/-$1.00/bbl	~0.5
Change in AECO ($/GJ)	+/-$0.25/GJ	~0.5

(1)	Includes risk management (hedging) adjustments up to September 18, 2023.

HEDGING UPDATE

We have recently completed hedge positions through a combination of WTI near months swaps and collars due to the increase in oil prices. In addition, we also added to our power swap position to help protect operating costs against potential increases in electricity prices in 2024. Currently, the following contracts are in place on a weighted average basis:

Oil Contracts

Type	Remaining Term	Volume (bbl/d)	Swap Price ($/bbl)
WTI Swap	August 2023	4,000 bbl/d	US$78.64
WTI Swap	September 2023	6,417 bbl/d	US$85.64
WTI Swap	October 2023	500 bbl/d	US$90.45
Oil Collars	September 2023	3,750 bbl/d	$115.70 – $122.04
Oil Collars	October 2023	7,000 bbl/d	$115.70 – $122.96
WCS Differential	July 2023 - September 2023	1,000 bbl/d	($21.72)
WCS Differential	October – December 2023	1,500 bbl/d	($21.20)

AECO Natural Gas Contracts

Type	Term	Volume (mcf/d)	Percentage Hedged[1]	Swap Price ($/mcf)
AECO Swap	July 2023 – October 2023	49,929	75%	3.48
AECO Swap	November 2023 – March 2024	26,588	40%	3.46

(1)	Percentage calculated based on annual expected pre-royalty natural gas production of 66.3 mmcf/d (midpoint of Revised 2023E guidance).

Electricity Contracts

Type	Remaining Term	Volume (MWh/d)	Swap Price ($/MWh)
Power Swap	January - December 2024	96 MWh/d	$96.19

THREE-YEAR CORPORATE GROWTH PLAN WEBCAST

We will be hosting a live webcast presentation online later today, Thursday, September 21, 2023, at 9:00 a.m. Mountain Daylight Time (11:00 a.m. Eastern Daylight Time) (the “Presentation”) to further discuss the three-year corporate growth plan.

Mr. Stephen Loukas, our President and CEO, and other members of management will be presenting the growth plan and hold a question-and-answer session following the Presentation. The Presentation may be accessed either through our website or directly at the webcast portal. Those who wish to listen to the Presentation via phone should connect five to 10 minutes prior to the scheduled start time through the following numbers:

Canada /USA:	1-800-319-4610 (toll-free)

Toronto:	1-416-915-3239

Calgary:	1-403-351-0324

The Presentation and the associated updated corporate presentation will be available later today on our website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

DRILLING LOCATIONS

This news release discloses drilling locations or inventory in three categories: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations are derived from the reserves report prepared by GLJ Ltd. effective as of December 31, 2022, and dated January 20, 2023 (the “Reserves Report”) and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked drilling locations are internal estimates based on our prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources.

Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that we will drill all unbooked locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been de-risked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves or production.

The Company has an aggregate of 284 (233 net) booked proved locations and 372 (311 net) booked probable locations as set forth in the Reserves Report.

Of the 869 (869 net) un-risked locations in Peace River as at year-end 2023 based on our current internal estimates, 8 (8 net) are proved locations, 9 (9 net) are probable locations, and 852 (852 net) are unbooked locations.

Of the 670 (670 net) un-risked locations in Peace River that we anticipate to be remaining at the end of 2026, 0 (0 net) are proved locations, 0 (0 net) are probable locations, and 670 (670 net) are unbooked locations.

Of the 199 (199 net) development and appraisal/exploration locations we plan to drill in Peace River over the course of our three-year plan, 8 (8 net) are proved locations, 9 (9 net) are probable locations, and 182 (182 net) are unbooked locations.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities as indicators of our performance. The Company’s unaudited consolidated financial statements and MD&A as at and for the three and six months ended June 30, 2023 and the Company’s audited consolidated financial statements and MD&A as at and for the year ended December 31, 2022, are available on the Company’s website at www.obsidianenergy.com and under our SEDAR profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the sections “Non-GAAP and Other Financial Measures” in each of the MD&As is incorporated by reference into this news release.

NON-GAAP FINANCIAL MEASURES

The following measures are non-GAAP financial measures: FFO; net debt; net operating costs; and FCF. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&As for the three and six months ended June 30, 2023, and the year ended December 31, 2022, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

NON-GAAP RATIOS

The following measures are non-GAAP ratios: net debt to funds flow from operations, which uses net debt and funds flow from operations as a component; funds flow per share, which uses funds flow as a component, free cash flow per share, that uses free cash flow as a component and net operating costs ($/boe), which uses net operating costs as a component. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&As for the three and six months ended June 30, 2023, and the year ended December 31, 2022, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

SUPPLEMENTARY FINANCIAL MEASURES

The following measure is a supplementary financial measure: general and administrative costs ($/boe). See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&As for the three and six months ended June 30, 2023, and the year ended December 31, 2022, for an explanation of the composition of this measure.

ABBREVIATIONS

Oil		Natural Gas
API	American Petroleum Institute	mcf	thousand cubic feet
bbl	barrel or barrels	mcf/d	Thousand cubic feet per day
bbl/d	barrels per day	mmcf	million cubic feet
boe	barrel of oil equivalent	mmcf/d	Million cubic feet per day
boe/d	barrels of oil equivalent per day	bcf	billion cubic feet
MSW	Mixed Sweet Blend	NGL	natural gas liquids
WTI	West Texas Intermediate	GJ	gigajoule
WCS	Western Canadian Select	AECO	Alberta benchmark price for natural gas

FUTURE-ORIENTED FINANCIAL INFORMATION

This release contains future-oriented financial information (“FOFI”) and financial outlook information relating to the Company’s prospective results of operations, operating costs, expenditures, production, FFO, FFO per share, FCF, FCF per share, net operating costs, net debt and net debt to FFO ratio, which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth below under “Forward-Looking Statements”. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI to provide readers with a more complete perspective on the Company’s business as of the date hereof and such information may not be appropriate for other purposes. Without limitation of the foregoing, this press release contains information regarding our growth plans through 2026, including estimates of our 2023 to 2026 capital expenditures, production levels, FFO, FFO per share, FCF, FCF per share, net operating costs, net debt and net debt to FFO ratio, which are based on various factors and assumptions that are subject to change including regarding production levels, commodity prices, operating and other costs and capital expenditure levels, and in the case of the years other than 2023, such estimates are provided for illustration purposes only and are based on budgets and plans that have not been finalized and are subject to a variety of contingencies including prior years’ results. To the extent that such estimates constitute FOFI or a financial outlook, they were approved by management of the Company on the date hereof and are included to provide readers with an understanding of the Company’s anticipated plans and financial results based on the capital expenditures and other assumptions described and readers are cautioned that the information may not be appropriate for other purposes. See also “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our projections for production, production growth rate, liquids weighting and corporate decline rates; our expectations for the development program including, but not limited to, timing and locations; the impact that our increase to the 2023 capital program will have on 2024 production volumes; our expected timing for our formal 2024 guidance; our forecasts for production, capital and decommissioning expenditures, FCF, FCF/share, FFO, FFO/share, net debt and net debt to FFO and the associated sensitivities for 2024, 2025 and 2026; our strategies in connection with the three-year plan at our Viking and Cardium locations; our expectations for reserves in Peace River; our expectations for our inventory and land base during the three-year plan; how we plan to optimize field operations and lower future costs; our expectations for capital expenditures; our expectations on how we will use excess FCF to create further shareholder value; our expectations for the FCF neutral price as the plan is executed and our production base increases during the three-year plan; our expectations for WTI and WCS prices and other various assumptions; our updated 2023 guidance for production, production percentages, capital and decommissioning expenditures, net operating costs, G&A costs, FFO, FCF, net debt and net debt to FFO; our guidance sensitivities; our expected timing for the Willesden Green debottlenecking project; our hedges; all matters relating to our three-year growth plan, including the anticipated results thereof and benefits to be derived therefrom; and our expectations for the Presentation and an updated corporate presentation.

With respect to forward-looking statements and FOFI contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements and FOFI contained herein do not assume the completion of any transaction); the impact of regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to any resurgence of the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; uncertainties associated with partner plans and approvals; unexpected geological, technical, drilling, construction, processing and transportation problems; Obsidian Energy’s views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates, inflation rates and interest rates, the level of repurchases of common shares under our normal course issuer bid; our ability to execute our plans (including our three-year growth plan) as described herein and in our other disclosure documents and the impact that the successful execution of such plans (including our three-year growth plan) will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices; future exchange rates, inflation rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements and FOFI contained in this document, and the assumptions on which such forward-looking statements and FOFI are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements and FOFI included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements and FOFI involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements and FOFI contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements and FOFI. These risks and uncertainties include, among other things: Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; unforeseen legal or regulatory developments; the possibility that we change our 2023 budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to successfully execute our business plans and strategies (including our three-year growth plan) in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies (including our three-year growth plan) do not materialize; the impact on energy demand and commodity prices of regional and/or global health related events, and the responses of governments and the public to any pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company’s contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities and senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are forced to shut-in production; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange rates, inflation rates or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all. Additional information on these and other factors that could affect Obsidian Energy, or its operations, three-year growth plan or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive and the impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are independent and Obsidian Energy’s future course of action depends on management’s assessment of all information available at the relevant time.

Unless otherwise specified, the forward-looking statements and FOFI contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements and FOFI contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com